EXHIBIT 99.1

NEW FOUND RECEIVES INITIAL 3-D SEISMIC INTERPRETATION,
INITIATES DEEP DRILLING AT QUEENSWAY

Vancouver, BC, March 4, 2024 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce that it is in receipt of the final dataset and preliminary interpretation of its 3-D and 2-D seismic program completed in late 2023. The seismic program covers a 47km2 core segment of the Queensway North project (see Figure 1) area and was conducted by HiSeis, an industry leader in hard rock seismic surveys. New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Highlights

•	The preliminary seismic interpretation successfully outlines the presence of structures and geological features down to a depth of 2.5km that align with known gold-bearing structures closer to surface, and points to additional lineaments that could represent new and untested structures.

•	Figures 2 and 3 below display 3-D cross sections that extend down to 1,200m below surface of the Keats and Lotto zones, respectively, overlayed with preliminary interpreted major structures and faults. The Appleton Fault Zone (“AFZ”) is apparent in both sections, as well as a previously unidentified parallel feature (labelled Appleton Parallel Fault) approximately 500m east of the AFZ. On the west side of the AFZ, a more shallowly dipping structure, previously identified in drill core and known as the Glenwood Shear, can be seen over the full length of the 3-D data cube. Like the primary AFZ, the Glenwood Shear does not host mineralization, but is closely associated with mineralization on the west side of the AFZ. The Glenwood Shear may be a splay structure to the AFZ and likely formed at the same time.

•	In Figure 2, the continuation of the Keats-Baseline Fault Zone (“KBFZ”), host to the Keats Main and Iceberg zones, is visible in the imagery in addition to a series of other interpreted faults at depth. Looking to Figure 3, the Lotto Zone appears to potentially extend to depth where interpreted faults branch out and link with untested breaks in the seismic data. The above observations represent just some of the initial findings of the survey.

•	A more detailed interpretation is now underway by HiSeis that will include the identification of priority targets with a scheduled completion date of April 2024. From there, ongoing interpretation and targeting will continue throughout the lifespan of the project as new data derived from drilling is used to continuously refine and validate the 3-D seismic interpretation for increased targeting effectiveness.

•	Based on the initial results of the seismic survey, the Company has initiated deep drilling aimed at collecting geological information that will be used to confirm the presence of structures identified in the seismic data and to further train and understand the dataset.

Greg Matheson, Chief Operating Officer of New Found, stated: “Following approximately two years of planning and one year of acquisition and data processing, the moment has finally arrived. Paired with the knowledge garnered from over 500,000m of drilling, New Found is in a good position to harness and apply this extensive dataset with the benefit of drill testing that is now underway. We have a strong understanding of our key structures and their orientations near-surface - information that will be used to resolve features we are seeing in the seismic data both at depth and those outside the purview of our current drill footprint. We are very pleased with the initial review of this dataset and the apparent alignment of features visible in the seismic data with known gold-bearing structures, in addition to deeper conceptual targets. This is another layer of data that we believe will be valuable for guiding deep drilling and increasing our chances for exploration success at depth.”

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Figure 1: Extents of the 3-D cube and 2-D seismic lines.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Figure 2: Keats 3-D cube cross-section (Pre-SDM and Pseudo Relief, looking north), Top: With interpretation,
Bottom: Without interpretation.

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Figure 3: Lotto 3-D cube cross-section (Pre-SDM and Pseudo Relief, looking north), Top: With interpretation,
Bottom: Without interpretation.

Additional Details

•	The 3-D seismic program was designed to focus on the highly prospective northern segment of the AFZ, which is host to prominent discoveries including Keats, Iceberg, Keats West, K2, Lotto, and Golden Joint. It has achieved high-quality imaging to a vertical depth of 2.5km.

•	A 2-D TCH (Trans Canada Highway) transect was collected over a 25km strike length and provided high-quality resolution down to a vertical depth of 7km. This transect was designed to provide insights into the district-scale geological architecture at Queensway.

•	Six additional 2-D seismic lines were run that are approximately 4.8km long extending from the AFZ, across to the JBP Fault Zone, providing seismic imaging to a vertical depth of 5.5km over this prospective gold-bearing structural corridor.
New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated March 4, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $49 million as of March 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to initial results and preliminary interpretation of the Company’s 3-D and 2-D seismic program and a more detailed interpretation that is underway; exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results; the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “appears”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, “initial”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the interpretation of the Company’s seismic program, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC